JetGoldcorp.

Suite 1102 - 475 Howe Street
Vancouver, BC   V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET GOLD NASKEENA DRILLING UPDATE

March 19, 2008 - Jet Gold Corp. (TSX-V: JAU) (the ''Company'') is pleased to report that it has executed a diamond drilling contract for further development at the Naskeena coal project. The contract covers a first phase program of 10,000 feet and a like amount in a second phase. The Company has laid out a potential 80 drill hole program on the Naskeena coal project..   Drilling is to begin as weather permits in the area.

Now that the Company has a firm contract with a local driller, the Company is poised for a full season of work on its coal property in NW British Columbia. With a current high demand for coal, the Company's work program is expected to capitalize on this trend.

The Company completed a NI 43-101 compliant report on 2007 activities. The report recommends additional exploration and drilling on the Naskeena Coal Project. The Report will be posted on the Company's website at www.jetgoldcorp.com.

The Naskeena Project encompasses an area of approximately 17 square miles and is located 60 kilometers from Terrace, BC adjacent to a paved highway and about 160 kilometers from the coal port at Prince Rupert, BC. Two previous historical reports on the property have suggested a potential large tonnage resource of high grade coal, however, these reports were only estimates and not 43-101 compliant

Alex Burton, P.Eng., an independent person to the Company, is a qualified person as defined by NI 43-101, reviewed the contents of the news release

On behalf of the Board of Directors
Jet Gold Corp.

"Robert L. Card"

Robert L. Card
President

Investor Contact: Robert L. Card
                      Jet Gold Corp.
                      604-687-7828, 1-888-687-7828
                      Jetgoldcorp@shaw.ca
                      www.jetgoldcorp.com